Aquarius Cannabis, Inc.

2549 Cowley Drive

Lafayette, CO 80026

August 12, 2015

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Attn: Jeffrey P. Riedler

Re: Aquarius Cannabis Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed February 10, 2015

File No. 333-200932

Dear Mr. Riedler:

We are in receipt of your comment letter dated February 25, 2015 regarding the above referenced filing.  As requested in your letter, we have provided responses to the questions raised by the Staff.  For your convenience, the matters are listed below, followed by the Company’s responses:

General

1.

We note your response to prior comment 1. Please supplementally advise us as to the identity of the public relations firm and social media firm that were directed by management to create the press release identified in our initial comment. Please also indicate whether your public relations firm and social media firm has prepared other similar publications for dissemination. Please also discuss any compensation that your public relations firm and social media firm received for issuing these press releases.

RESPONSE:  We respectfully submit to the Staff that the public relations and social media firm that was directed by management to create the press release is “KCSA Strategic Communications”.  KCSA Strategic Solutions has not prepared any similar publications for dissemination.  The Company entered a two month agreement with KCSA Stategic Solutions in September 15, 2014 at a rate of $7,500 per month.

Michael Davis Lawyer

Aquarius Cannabis Inc.

August 12, 2015

2.

We note that your website includes an article labeled “Goodbye Commodity Weed, Hello Marijuana Brands” dated December 13, 2014 and that this article indicates that you are “currently negotiating opportunities for angel investors.” We also note on page II-2 that “[d]uring the period July 23, 2014 to October 24, 2014, Aquarius Colorado sold through a Regulation D Rule 506 offering convertible promissory notes to no more than 35 unaccredited investors for an aggregate offering price of $445,000.” Please supplementally provide us with a detailed analysis regarding why the solicitation for angel investors should not be integrated with your prior private offering under Rule 506 of Regulation D. Please refer to Securities Act Release No. 4552 (Nov. 6, 1982) and Questions 139.25 of our Securities Act Sections Compliance and Disclosure Interpretations for further guidance.

RESPONSE:  We respectfully submit to the Staff that the above article labeled “Goodbye Commodity Weed, Hello Marijuana brands” with the language that the Company was  “currently negotiating opportunities for angel investors” was listed on our website in error.  We have removed the article from our website and the Company is not soliciting the offer of sale of our securities.

3.

Please supplementally provide your analysis as to why the solicitation for angel investors should not be integrated with your concurrent public offering. Please refer to Securities Act Release No. 8828 (Aug. 3, 2007) and Questions 139.25 of our Securities Act Sections Compliance and Disclosure Interpretations for further guidance.

RESPONSE:  We respectfully submit to the Staff that the Company is currently not soliciting the offer of the sale of securities to investors.

4.

We note your response to prior comment 13 and that you removed the statement that you “could be deemed to be participating in marijuana cultivation, which remains illegal.” We also note your response to prior comment 18 that you removed the statement that you “are potentially exposed to criminal liability and property seizure.” Please restore these statements.

RESPONSE:  We respectfully submit to the Staff the Company has revised our disclosure to restore the language referenced above.

Prospectus Summary

Overview, page 1

5.

We note your disclosure that you entered into an agreement with a client to provide marketing and sales development services. Please revise your disclosure to identify this customer.

Michael Davis Lawyer

Aquarius Cannabis Inc.

August 12, 2015

RESPONSE:  We respectfully submit to the Staff that the Company terminated our agreement with the company who was to provide us with marketing and sales development and have deleted all reference to this in our disclosure.

6.

We note your response to prior comment 5. Please remove the statement that you “believe that [you] will be the first company with multiple medical marijuana and recreational marijuana brands distributed in multiple states.”

RESPONSE:  We respectfully submit to the Staff that the Company has revised our disclosure to remove the above referenced language.

7.

We note your response to prior comment 6 and your revised disclosure that you have contracted with an “experience grower to develop growing methods and a horticulture specialist to develop environmental designs.” Please revise your disclosure to identify the parties with which you have contracted and discuss the material terms of these arrangement including payment obligations, duration, and exclusivity. Please also file any underlying agreement as an exhibit to the registration statement.

RESPONSE:  We respectfully submit to the Staff that the Company has revised our disclosure to identify the individuals and have supplemented our disclosure in accordance to the comments above.  In addition, we will submit the respective contracts as Exhibits in our filing.

8.

We note your response to prior comment 7. Please revise your disclosure on pages 3 and 9 to disclose your election under Section 107(b) of the JOBS Act. Disclosure that you “may elect” to use the extended transition period is inappropriate as you must make such election at the time of filing.

RESPONSE:  We respectfully submit to the Staff that the Company has revised our disclosure to indicate our election under Section 107(b) of the JOBS Act.

9.

We note your response to prior comment 10. Please revise your disclosure to specifically state that the FDA has not approved the sale of marijuana for any medical application.

RESPONSE:  We respectfully submit to the Staff that the Company has revised our disclosure and have added the referenced language above.

Risk Factors, page 6

10.

We note your response to prior comment 26. Please discuss the risks to your business associated with relying on a third party entity to maintain the genetic bank of mother plants and/or tissue cultures associated with your brand.

Michael Davis Lawyer

Aquarius Cannabis Inc.

August 12, 2015

RESPONSE:  We respectfully submit to the Staff that the Company has revised our disclosure and have listed the above concern as a “Risk Factor”.

Once we start our operations . . ., page 6

11.

We note your response to prior comment 15. Please expand your disclosure to discuss why some lenders may not be willing to provide you with financing. In this regard, please discuss the Bank Secrecy Act.

RESPONSE:  We respectfully submit to the Staff that the Company has supplemented our disclosure to address the concerns referenced above.

Description of Business, page 24

12. We note your response to prior comment 2 and 17. We also note that Aquarius Cannabis, a Delaware corporation, was designed to own and market consistent, reliable and recognizable cannabis brands, and has a similar business plan to Aquarius Cannabis, a Nevada corporation. Additionally, we note that Mr. Lawyer and Mr. Grede were named as directors of Aquarius Cannabis, Nevada, as of June 17, 2014 and that Mr. Lawyer is the President and Secretary. In light of the overlapping business plans and ownership of these entities please advise us of the following:

•

How the overlapping business plans and ownership of Aquarius Cannabis, Delaware, impact the registrant;

•

Whether any assets or intellectual property has been transferred from Aquarius Cannabis, Delaware, to Aquarius Cannabis, Nevada;

•

The current status of Mr. Grede and Mr. Lawyer’s affiliation with Aquarius Cannabis, Delaware; and

•

The current ownership of your domain and logo which appears to be shared by both Aquarius Cannabis, Delaware, and Aquarius Cannabis, Nevada.

RESPONSE:  We respectfully submit to the Staff that all of the assets and intellectual property are with Aquarius Cannabis, Nevada.

Mr. Grede and Mr. Lawyer are no longer affiliated with Aquarius Cannabis, Delaware.

The ownership of the domain and logo owned and used exclusively by Aquarius Cannabis, Nevada.

Michael Davis Lawyer

Aquarius Cannabis Inc.

August 12, 2015

Market Overview, page 24

12.

Please revise your disclosure to discuss any affiliation with the ArcView Group. Please also discuss the extent to which you have commissioned or otherwise contracted with the ArcView Group to provide the market overview data reflected in the prospectus.

RESPONSE:  We respectfully submit to the Staff that the Company has revised our disclosure to address this issues raised in this comment.

Dividends, page 22

13.

We note your response to prior comment 20. Please supplementally advise us where you have revised your disclosure to include a legal description of your common stock and preferred stock’s dividend rights.

RESPONSE:  We respectfully submit to the Staff that the Company has revised our disclosure to include a legal description of our common stock and preferred stock dividend rights.

Competition, page 27

14.

We note your response to prior comment 29 that you do not risk the forfeiture to the Federal Government of any assets due to operating an illegal enterprise. Please expand your disclosure to discuss how your potential liability differs from the types of service providers you identify in that you are a marijuana-related business and marijuana remains illegal under federal law.

RESPONSE:  We respectfully submit to the Staff that the Company has revised our disclosure and have deleted the complete paragraph which contains the language listed above in this comment.

15.

We note on page 27 that a company is branding their concentrates around "experience." Please expand your disclosure to explain what you mean by “experience.”

RESPONSE:  We respectfully submit to the Staff that the Company has revised our disclosure and have deleted the sentence containing the word “experience”.

Employees, page 28

16.

We note your response to prior comment 33. Please supplementally provide us with an analysis supporting your explanation that Mr. Lawyer and Mr. Grede are not employees under Nevada Law but are independent contractors because their agreements are with Aquarius Holdings LLC, a wholly owned subsidiary of Aquarius Cannabis Inc.

Michael Davis Lawyer

Aquarius Cannabis Inc.

August 12, 2015

RESPONSE:  We respectfully submit to the Staff that we have revised our disclosure to indicate that both Mr. Davis and Mr. Grede will become employees with the Company effective September 1, 2015.

Summary Compensation Table, page 38

17.

We note your disclosure at page 39 that Mr. Grede receives compensation of $4,000 per month from December 1, 2014 through March 31, 2015 and 75,000 shares of common stock for services rendered from September 1, 2014 through December 31, 2014. We also note your disclosure that Mr. Lawyer receives compensation of $12,500 per month from December 1, 2014 and 60,000 shares of common stock for services rendered from September 1, 2014 through December 31, 2014. Item 402(n)(2) of Regulation S-K requires the disclosure of the dollar value of base salary and bonus (cash and non-cash) earned by the named executive officer during the fiscal year covered in the summary compensation table. Please revise your summary compensation table to reflect the cash and stock awards earned by Messrs. Grede and Lawyer in 2014.

RESPONSE:  We respectfully submit to the Staff that we have revised our summary compensation table to reflect the correct information.

Management Fees – Related Parties, page 41

19. We note on page 21 that TAG, an entity controlled by Mr. Lawyer, will receive certain payments for company use of Mr. Lawyer’s home. Please expand your disclosure to discuss the payments that you plan to make for use of Mr. Lawyer’s home.

RESPONSE:  We respectfully submit to the Staff that we have revised our disclosure to indicate the payments the Company plans to make for the use of Mr. Lawyer’s home.

Michael Davis Lawyer

Aquarius Cannabis Inc.

August 12, 2015

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

AQUARIUS CANNABIS, INC.

By:	/s/ Michael Davis Lawyer
Name: Michael Davis Lawyer
Title: Chief Executive Officer